EXHIBIT 99.1

TRANSACTIONS

The following table sets forth all transactions with respect to Common Stock effected by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock since the most recent filing of Schedule 13D by the Reporting Persons during the past 60 days. All such transactions were purchases or sales of Common Stock effected in the open market, and the "Net Price" set forth in the table includes commissions paid in per share prices.

Trade Date	Reporting Person Effecting Transaction	Buy/Sell	Quantity	Gross Price ($)	Net Price ($)
4/4/2025	ARETHUSA PROPERTIES LTD	BUY	125,000	2.3280	2.3345
4/7/2025	ARETHUSA PROPERTIES LTD	BUY	38,834	2.2223	2.2285
4/8/2025	ARETHUSA PROPERTIES LTD	BUY	81,570	2.2224	2.2286